                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                               AMENDMENT NO. 1
                                     TO
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934*

                            COMFORCE CORPORATION
--------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  20038K109
--------------------------------------------------------------------------------
                               (CUSIP Number)

                           J. David Washburn, Esq.
                               Arter & Hadden
                        1717 Main Street, Suite 4100
                     Dallas, Texas 75201 (214) 761-4309
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                April 4, 1997
--------------------------------------------------------------------------------
                    (Date of Event Which Requires Filing
                             of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


         Check the following box if a fee is being paid with this Statement. [ ] (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent
(5%) of such class.)  (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 20038K109                                        13D

(1)      Name of Reporting Person                                                              Infinity Investors Limited
         I.R.S. Identification                                                                                        N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                                           (a) [X]
         Member of a Group*                                                                                       (b) [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                                              WC

(5)      Check Box if Disclosure of Legal                                                                             [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                                          Nevis, West Indies

         Number of Shares                  (7)     Sole Voting                                                  1,107,483
                                                   Power
            Beneficially
                                           (8)     Shared Voting                                                  305,536
          Owned by Each                            Power

         Reporting Person                  (9)     Sole Dispositive                                             1,107,483
                                                   Power
               with:
                                           (10)    Shared Dispositive                                             305,536
                                                   Power

(11)     Aggregate Amount Beneficially Owned                                                                    1,413,019
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                                         [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                                            10.8%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                                                     CO

*        SEE INSTRUCTIONS

CUSIP No. 20038K109                                        13D

(1)      Name of Reporting Person                                                                Seacrest Capital Limited
         I.R.S. Identification                                                                                        N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                                          (a)  [X]
         Member of a Group*                                                                                      (b)  [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                                              WC

(5)      Check Box if Disclosure of Legal                                                                             [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                                          Nevis, West Indies

         Number of Shares                  (7)     Sole Voting                                                    192,639
                                                   Power
            Beneficially
                                           (8)     Shared Voting                                                1,220,380
          Owned by Each                            Power

         Reporting Person                  (9)     Sole Dispositive                                               192,639
                                                   Power
               with:
                                           (10)    Shared Dispositive                                           1,220,380
                                                   Power

(11)     Aggregate Amount Beneficially Owned                                                                    1,413,019
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                                         [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                                            10.8%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                                                     CO


*         SEE INSTRUCTIONS

CUSIP No. 20038K109                                        13D

(1)      Name of Reporting Person                                                                 Fairway Capital Limited
         I.R.S. Identification                                                                                        N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                                          (a)  [X]
         Member of a Group*                                                                                      (b)  [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                                              WC

(5)      Check Box if Disclosure of Legal                                                                             [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                                          Nevis, West Indies

         Number of Shares                  (7)     Sole Voting                                                    106,897
                                                   Power
            Beneficially
                                           (8)     Shared Voting                                                1,306,122
          Owned by Each                            Power

         Reporting Person                  (9)     Sole Dispositive                                               106,897
                                                   Power
               with:
                                           (10)    Shared Dispositive                                           1,306,122
                                                   Power

(11)     Aggregate Amount Beneficially Owned                                                                    1,413,019
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                                         [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                                            10.8%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                                                     CO


*         SEE INSTRUCTIONS

CUSIP No. 20038K109                                        13D

(1)      Name of Reporting Person                                                 Infinity Emerging Opportunities Limited
         I.R.S. Identification                                                                                        N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                                          (a)  [X]
         Member of a Group*                                                                                      (b)  [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                                              WC

(5)      Check Box if Disclosure of Legal                                                                             [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                                          Nevis, West Indies

         Number of Shares                  (7)     Sole Voting                                                      4,000
                                                   Power
            Beneficially
                                           (8)     Shared Voting                                                1,409,019
          Owned by Each                            Power

         Reporting Person                  (9)     Sole Dispositive                                                 4,000
                                                   Power
               with:
                                           (10)    Shared Dispositive                                           1,409,019
                                                   Power

(11)     Aggregate Amount Beneficially Owned                                                                    1,413,019
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                                         [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                                            10.8%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                                                     CO


*         SEE INSTRUCTIONS

CUSIP No. 20038K109                                        13D

(1)      Name of Reporting Person                                                                   Global Growth Limited
         I.R.S. Identification                                                                                        N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                                          (a)  [X]
         Member of a Group*                                                                                      (b)  [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                                              WC

(5)      Check Box if Disclosure of Legal                                                                             [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                                          Nevis, West Indies

         Number of Shares                  (7)     Sole Voting                                                      2,000
                                                   Power
            Beneficially
                                           (8)     Shared Voting                                                1,411,019
          Owned by Each                            Power

         Reporting Person                  (9)     Sole Dispositive                                                 2,000
                                                   Power
               with:
                                           (10)    Shared Dispositive                                           1,411,019
                                                   Power

(11)     Aggregate Amount Beneficially Owned                                                                    1,413,019
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                                         [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                                            10.8%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                                                     CO


*         SEE INSTRUCTIONS

                               AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 13D
                         Filed Pursuant to Rule 13d-2


                            INTRODUCTORY STATEMENT

         The Statement on Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock") of COMFORCE Corporation, a Delaware corporation (the "Issuer"), filed jointly by (i) Infinity Investors Limited,
(ii) Seacrest Capital Limited, (iii) Fairway Capital Limited, (iv) Infinity Emerging Opportunities Limited and (v) Global Growth Limited, each Nevis, West Indies business corporations (collectively, the "Reporting Persons") filed on March 11, 1997, Accession Number 0000950134-97-001719 (the "Original Filing"), is amended and supplemented by this Amendment No. 1 as set forth herein. Except as otherwise provided herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to such terms in the Original Filing.


1.       SECURITY AND ISSUER.

         NOT AMENDED.

2.       IDENTITY AND BACKGROUND.

         NOT AMENDED.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The response to Item 3 is hereby amended to add the following:

         Effective April 4, 1997, the Issuer issued the following number of Bonus Shares (as defined in Item 5(b) of the Original Filing) to the following Reporting Persons:

                 Reporting Person                                 Bonus Shares
                 ----------------                                 ------------
                 Infinity (Tranche I)                               140,339
                 Infinity (Tranche II)                              158,474
                 Seacrest                                            63,389
                 Fairway                                             23,389
                                                                    =======
                          TOTAL                                     385,591

No additional consideration was paid by the Reporting Persons in connection with the issuance of the Bonus Shares pursuant to the terms of the applicable Purchase Agreement.

         On April 2 and 3, 1997, the Reporting Persons disposed of an aggregate of 3,500 shares of Common Stock of the Issuer in two separate open market transactions at a price of $7.25 per share for an aggregate sales price of $25,375. See Item 5(c) to this Amendment No. 1 to Schedule 13D for further information concerning the Reporting Persons market transactions.

4.       PURPOSE OF TRANSACTION.

         The response to Item 4 is hereby amended to add the following:

         The Bonus Shares were issued to the Reporting Persons pursuant to the terms of the applicable Purchase Agreements and were acquired for investment purposes only. Each of the Reporting Persons holding Bonus Shares may, depending upon its continuing assessment of pertinent factors, elect to dispose of some or all of such Bonus Shares from time to time by means of privately negotiated sales, market transactions or otherwise.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         The response to Item 5(a) is hereby amended and restated, in its entirety, to read as follows:

         (a) The Reporting Persons, as a group, may be deemed to be the beneficial owners of an aggregate of 1,413,019 shares of Common Stock (of which an aggregate of 220,928 shares of Common stock are acquirable upon exercise of the December Warrants and the February Warrants) constituting approximately 10.8% of the outstanding Common Stock of the Issuer (based on 12,819,649 shares of Common Stock outstanding at March 27, 1997 pursuant to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996 (the "10-K")).

                          Individually and without reference to the "group" described above, Infinity, Seacrest, Fairway, Emerging Opportunities and Global Growth may be deemed to be the beneficial owners of 1,107,483, 192,639, 106,897, 4,000 and 2,000 shares of Common
                          Stock, respectively, (of which 167,884, 29,250, 17,794, 4,000 and 2,000 shares of Common Stock are acquirable by such Reporting Persons, respectively, upon exercise of the December Warrants and the February Warrants). Accordingly, based on the information contained in the 10-K, Infinity, Seacrest, Fairway, Emerging Opportunities and Global Growth may be deemed the beneficial owners of 8.5%, 1.5%, .8%, .03% and .02%, respectively, of the outstanding Common Stock of the Issuer.

         The response to Item 5(b) is hereby amended and restated in its entirety, as follows:

         (b) Each of the Reporting Persons believes that it has sole voting and dispositive power over the Shares held by it, but acknowledges that, because it is a member of a "group" as such term is used in Rule 13d-5, it may be deemed to have shared voting and dispositive power over the Shares held by the other Reporting Persons. Furthermore, upon acquisition of any Warrant Shares, each Reporting Person anticipates that it would have sole voting and dispositive power over all of the Warrant Shares acquired as a result thereof, but acknowledges that, because it is a member of a "group" as such term is used in Rule 13d-5, it may be deemed to have shared voting and dispositive power over the Warrant Shares held by the other Reporting Persons. However, pursuant to Rule 13d-4, each Reporting Person disclaims beneficial ownership of those Shares or Warrant Shares over which it does not have sole voting and dispositive power.

                          The table below summarizes the number of Shares, December Warrant Shares and February Warrant Shares over which each Reporting Person holds sole voting and dispositive power and shared voting and dispositive power:

                        COMMON STOCK              DECEMBER WARRANT SHARES         FEBRUARY WARRANT SHARES
                -----------------------------   -----------------------------   -----------------------------
                SOLE VOTING/   SHARED VOTING/   SOLE VOTING/   SHARED VOTING/   SOLE VOTING/   SHARED VOTING/
                 DISPOSITIVE    DISPOSITIVE     DISPOSITIVE     DISPOSITIVE     DISPOSITIVE     DISPOSITIVE
                ------------   --------------   ------------   --------------   ------------    -------------
Infinity          939,599          252,492        155,884          43,044          12,000          10,000
Seacrest          163,389        1,028,702         29,250         169,678               0          22,000
Fairway            89,103        1,102,988         13,794         185,134           4,000          18,000
Emerging Opp.           0          806,500              0         198,928           4,000          18,000
Global Growth           0          806,500              0         198,928           2,000          20,000

                          In addition to the February Warrant Shares described above, each of Infinity, Fairway, Emerging Opportunities and Global Growth may be issued an indeterminable number of additional shares of Common Stock pursuant to the terms of the respective Bridge Loan Agreements (collectively, the "Additional Bridge Warrants"). The exact number of Additional Bridge Warrants potentially acquirable by each such Reporting Person is determined by reference to the formula contained in the applicable Bridge Loan Agreements and, in each case, is affected by the market price of the Issuer's Common Stock as of specified dates and the Issuer's ability to repay the $12.5 million aggregate principal amount of 8%/10% Subordinated Convertible Debentures (the "Bridge Notes") issued in connection with Bridge Loan Agreements. A form of Bridge Note was attached as
                          Exhibit 99.9 to the Original Filing.

         The response to Item 5(c) is hereby amended to add the following:

         (c) Except as specified herein or in the Original Filing, the Reporting Persons have effected only the following transactions in the shares of Common Stock of the Issuer within the preceding sixty (60) days:

REPORTING PERSON        DATE               TYPE OF TRANSACTION          NO. SHARES        PRICE/SHARE
-----------------------------------------------------------------------------------------------------
Infinity                April 2, 1997      Market Sale                        500                 7.25
Infinity                April 3, 1997      Market Sale                      3,000                 7.25

         (d)              NOT AMENDED.

         (e)              NOT AMENDED.

6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

         NOT AMENDED.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         NOT AMENDED.

                                   SIGNATURE

                 After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Date:  April 8, 1997

                                       INFINITY INVESTORS LIMITED


                                       By:    /s/ James A. Loughran
                                          -----------------------------------
                                           James A. Loughran
                                           Director

                                       SEACREST CAPITAL LIMITED


                                       By:    /s/ James E. Martin
                                          -----------------------------------
                                           James E. Martin
                                           President

                                       FAIRWAY CAPITAL LIMITED


                                       By:    /s/ James E. Martin
                                          -----------------------------------
                                           James E. Martin
                                           President

                                       INFINITY EMERGING
                                       OPPORTUNITIES LIMITED


                                       By:      /s/ James E. Martin
                                          -----------------------------------
                                           James E. Martin
                                           Director

                                       GLOBAL GROWTH LIMITED


                                       By:      /s/ James E. Martin
                                          -----------------------------------
                                           James E. Martin
                                           Director

                    Attention:  Intentional misstatements or
                      omissions of fact constitute federal
                   criminal violations (see 18 U.S. C. 1001).